March 24, 2022

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Technology

Re:	IDT Corporation
Form 10-K for the Year Ended July 31, 2021
Filed October 14, 2021
Form 8-K furnished March 7, 2022
File No. 001-16371

Dear Ms. Blye:

We are writing to respond to the comments raised in your letter to IDT Corporation (the “Company”), dated March 11, 2022. For your convenience, we have reprinted below the comments in your letter prior to our response thereto.

Form 10-K for Fiscal Year Ended July 31, 2021 Consolidated Statements of Cash Flows, page F-8

1.	We note you include the change in Customer deposits at IDT Financial Services Limited (Gibraltar-based bank) within operating activities. Please tell us the specific guidance in ASC 230 you relied upon in your determination to classify the cash flows associated with this liability as operating activities. In your response, tell us about the nature and timing of the underlying cash flows and how you considered an alternative classification such as financing activities. In addition, reconcile for us the amount of the net change in Customer deposits at IDT Financial Services Limited (Gibraltar-based bank) as disclosed on your cash flow statement for fiscal 2021 to the net change in the customer deposits liability presented on your balance sheet.

Response: IDT Financial Services Limited (“IDTFS”) is a licensed bank authorized by the Gibraltar Financial Services Commission to conduct business as an electronic money (e-money) institution. IDTFS is an issuing only member of Mastercard and a full member of Visa Europe Limited. IDTFS’ customers offer prepaid Mastercard or VISA cards to end users. IDTFS earns a fee for providing its customers with the setup, payment service, compliance, and reporting required by Mastercard, VISA, and regulators. IDTFS may not take deposits from the public, pay interest on the holding of electronic money, or engage in lending activities. IDTFS’ customer deposit liability is the e-money customer funds, which are the aggregate balance on prepaid Mastercard or Visa cards that will be used by an end user. In contrast to a commercial bank, IDTFS’ customer deposits are not used to finance any lending or other activity of IDTFS.

We considered the definitions of Financing activities and Operating activities in ASC 230-10-20, and the examples of cash inflows from financing activities in ASC 230-10-45-14 and cash outflows for financing activities in ASC 230-10-45-15, as well as the examples of cash inflows from operating activities in ASC 230-10-45-16 and cash outflows for operating activities in ASC 230-10-45-17. Specifically, we note that IDTFS’ customer deposits do not meet the definition of Financing activities because they are not resources from owners, restricted resources that by donor stipulation must be used for long-term purposes, borrowed money, or other resources obtained from creditors on long-term credit. We believe the cash flows associated with IDTFS’ customer deposit liability are Operating activities because, “Operating activities include all transactions and other events that are not defined as investing or financing activities. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

IDTFS receives cash from its customers and end users that it deposits, net of its transaction fees into restricted accounts, with an offsetting liability recorded to the customer deposit account, which will be remitted as the end user utilizes the prepaid card. We view the collection of the cash from the customer and end user, and remittance to Mastercard and VISA as the service provided to IDTFS’ customer as part of the prepaid card sales process in accordance with ASC 230-10-45-16, and thus the operating nature of the cash flows is appropriate.

The following table reconciles the amount of the net change in customer deposits as disclosed in the cash flow statement to the net change in the customer deposits liability in the balance sheet:

Customer Deposits (in thousands)
	Fiscal 2021	Fiscal 2020
Beginning balance sheet balance	$115,992	$175,028
Foreign currency translation adjustment	6,438	11,365
Cash flow statement net change	(6,906)	(70,401)
Ending balance sheet balance	$115,524	$115,992

Note 5 - Cash, Cash Equivalents, and Restricted Cash and Cash Equivalents, page F-8

2.	Please revise to describe the nature of the restrictions applicable to restricted cash and cash equivalents. Refer to ASC 230-10-50-7 and Rule 5-02(1) of Regulation S-X.

Response: IDTFS’ restricted cash and cash equivalents consist primarily of end users’ cash plus immaterial amounts for regulatory capital reserves and cash to be paid to Mastercard and VISA. End user cash includes float amounts received from customers and end users that have not yet been added to the prepaid Mastercard and Visa cards, and e-money customer funds. Float amounts and e-money customer funds are restricted by the Gibraltar Financial Services (Electronic Money) Regulations 2020, Part 4, sections 30 and 31, that require end users’ cash to be safeguarded, segregated from any other cash that IDTFS holds, and utilized for the intended payment transaction. To clarify our existing disclosure, we will include the following additional information in future filings:

“Certain of the electronic money financial services regulations in Gibraltar require IDTFS to safeguard cash held for customer deposits, segregate cash held for customer deposits from any other cash that IDTFS holds and utilize the cash only for the intended payment transaction.”

Form 8-K furnished March 7, 2022 Exhibit 99.1, page 1

3.	When disclosing Adjusted EBITDA, please revise to disclose the corresponding GAAP measure with equal or greater prominence. In this regard we note that you present Adjusted EBITDA in the highlighted bullet points but do not disclose the comparable GAAP measure of net (loss) income attributable to IDT. Similarly, you present Adjusted EBITDA prior to GAAP net (loss) income attributable to IDT in the tabular presentation of Consolidated Results. Also, the starting point for your reconciliations of Adjusted EBITDA should be the most directly comparable GAAP measure, which you disclose is net (loss) income attributable to IDT on a consolidated basis and income (loss) from operations for the reportable segments. Please revise and in your response provide us with the disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response: We will revise our future earnings releases to disclose the most closely corresponding GAAP measure(s) with equal or greater prominence than Adjusted EBITDA (or other Non-GAAP measures), and to start the reconciliations of Adjusted EBITDA with the most directly comparable GAAP measure. A copy of our earnings release dated March 7, 2022 marked to show the approach we intend to take in future earnings releases in response to the comments in your letter is attached to this letter as Exhibit A.

4.	Your measure of Adjusted EBITDA less CAPEX appears to be a non-GAAP liquidity measure based upon your disclosure related to key performance metrics. Please revise to identify this as a non-GAAP measure, present the most directly comparable GAAP measure with equal or greater prominence, and provide a reconciliation to the comparable GAAP measure, which appears to be net cash (used in) provided by operating activities. In addition, refrain from implying that the non-GAAP measure is equivalent to or a substitute for GAAP cash flow information. In this regard, we note your disclosure that Adjusted EBITDA less CAPEX is a reasonable proxy for the cash generated by IDT’s businesses. Refer to Question 102.07 of the non-GAAP C&DIs. Please revise and in your response provide us with the disclosures you intend to include in future filings.

Response: We will not include Adjusted EBITDA less CAPEX in our earnings releases going forward. A copy of our earnings release dated March 7, 2022 marked to show the approach we intend to take in future earnings releases in response to the comments in your letter is attached to this letter as Exhibit A.

5.	We note your reference to consolidated revenue-less-direct-cost-of-revenue in the highlighted bullet points appears to present a non-GAAP measure of gross profit. Similarly, your measure of revenue-less-direct-cost-of-revenue as a percentage of revenue, which you identify as a key performance metric both here and in your Form 10-K and Form 10-Q filings, appears to be a non-GAAP measure of gross profit margin. Please revise to identify both of these as non-GAAP measures, provide the comparable GAAP measure of gross profit, including amortization and depreciation and GAAP gross profit, including amortization and depreciation, as a percentage of revenue with equal or greater prominence. Also, revise to explain how you use these measures and why you believe they are useful to investors. Refer to SAB Topic 11.B. In your response provide us with the disclosures you intend to include in future filings.

Response: We do not currently have the information to include the appropriate amount of our depreciation and amortization in direct cost of revenues and selling, general and administrative expense. Therefore, we will no longer include revenue-less-direct-cost-of-revenue and revenue-less-direct-cost-of-revenue as a percentage of revenue in our earnings releases in the future. A copy of our earnings release dated March 7, 2022 marked to show the approach we intend to take in future earnings releases in response to the comments in your letter is attached to this letter as Exhibit A.

If we decide to disclose gross profit or gross profit margin measures in the future, we would only disclose GAAP measures (or, in the instance of gross profit margin, derived from a GAAP-based gross profit measure), which would conform to SAB Topic 11.B and no reconciliation to GAAP measures would be necessary.

We acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the staff of the Securities and Exchange Commission.

Sincerely,

/s/ SHMUEL JONAS
Shmuel Jonas
Chief Executive Officer

cc:	Joyce Sweeney
Senior Staff Accountant
Kathleen Collins
Accounting Branch Chief

Exhibit A

IDT Corporation Reports Second Quarter Fiscal Year 2022 Results

NEWARK, NJ — March 7, 2022: IDT Corporation (NYSE: IDT), a global provider of fintech, cloud communications, and traditional communications services, today reported results for the second quarter of its 2022 fiscal year, the three months ended January 31, 2022.

SECOND QUARTER FISCAL YEAR 2022 (2Q22) HIGHLIGHTS

(Throughout this release, results are for 2Q22 and are compared to 2Q21 unless otherwise noted. Earnings per share (EPS), loss per share, Non-GAAP EPS, and Non-GAAP loss per share* are per diluted share. Please see the final page of this release for important supplemental information on asterisked metrics and results.)*

- Consolidated revenue decreased 0.8% to $337 million from $340 million. Key business unit revenue included:
  - National Retail Solutions (NRS) revenue increased 103.6% to $10.6 million.
  - net2phone subscription revenue increased 32.3% to $12.5 million.**
  - Money Transfer revenue decreased 6.2% to $12.5 million due to transitory foreign exchange market conditions that materially improved revenue in 2Q21. Absent that impact, Money Transfer revenue would have increased by 48%.
  - Within the Traditional Communications segment, Mobile Top-Up revenue increased 20.4% to $116.2 million while segment revenue decreased 3.2% to $300.4 million. ~~Segment revenue less direct cost of revenue increased 6.2% to $52.8 million.~~
- Consolidated ~~revenue less direct cost of revenue increased 12.9% to $80 million from $71 million, the tenth consecutive quarter of year-over-year increases.~~
- ~~Consolidated~~ income from operations increased 6.9% to $13.8 million from $12.9 million.
- Net income attributable to IDT decreased $5.6 million to $7.5 million from $13.1 million.
- Adjusted EBITDA* increased 14.3% to $18.7 million from $16.3 million. ~~Adjusted EBITDA* less capital expenditures (CAPEX)*** increased 16.3% to $14.0 million from $12.1 million.~~
- EPS was $0.28 compared to EPS of $0.51. Non-GAAP EPS* was $0.33 compared to Non-GAAP EPS* $0.49.
- Following the quarter close, net2phone acquired Integra CCS, a rapidly growing contact-center-as-a-service (CCaaS) provider operating in the Americas and Europe, for a consideration of up to $15 million in cash and stock inclusive of earnouts.

REMARKS BY SHMUEL JONAS, CEO

"Our second quarter financial results were highlighted by year over year improvements in ~~gross profit,~~ income from operations and Adjusted EBITDA driven by the continued expansion of our growth businesses.

"NRS accelerated the growth of its customer base, adding nearly 1400 net POS activations and 1200 NRS Pay accounts during the quarter. As of January 31st, NRS served approximately 16,500 active POS

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terminals and 8,000 NRS Pay accounts. NRS revenue increased 104% from the year-ago quarter to $10.6 million, led by triple-digit gains from advertising and merchant services revenue. We are still in the early stages of NRS' development in terms of our addressable markets, new service offerings, and monetization of our current offerings.

"At our net2phone-UCaaS segment, subscription revenue increased 32% year-over-year to $12.5 million. Growth was strongest in our Latin American markets, particularly in Mexico where we continue to find success with larger customers. Last week, we closed on the acquisition of Integra, a fast-growing CCaaS provider. We will incorporate Integra's CCaaS service with net2phone's UCaaS solutions to create a higher value, integrated offering that we expect will drive growth -- and significantly enhance net2phone's unit economics -- as we become more competitive upmarket.

"We are now focused on completing the previously announced spin-off of net2phone to our stockholders and are working to complete it by the end of the current fiscal year on July 31st.

"Money Transfer transactions increased 21% year-over-year while revenue decreased 6% to $12.5 million. On an "apples-to-apples" basis, adjusting for the impact of transitory foreign exchange that improved 2Q21 results, 2Q22 transactions would have increased 36% and revenue would have increased by 48% from the year-ago quarter."

~~"Although our Traditional Communications segment's revenue decreased 3.2% year-over-year to $300 million, revenue-less-direct-cost-of-revenue increased 6% to $53 million, led by the continued expansion of our Mobile Top-Up business."~~

CONSOLIDATED RESULTS

Results *(in millions, except EPS)*	**2Q22**	**1Q22**	**2Q21**	**2Q22 - 2Q21 change** (%/$)
Revenue	$337	$370	$340	(0.8)%
Direct cost of revenue	$257	$292	$269	(4.4)%
~~Revenue less direct cost of revenue~~	~~$80~~	~~$78~~	~~$71~~	~~+12.9%~~
~~Revenue less direct cost of revenue as a percentage of revenue***~~	~~23.7%~~	~~21.2%~~	~~20.8%~~	~~+290 bp~~
SG&A expense	$61	$60	$54	+12.5%
Depreciation and amortization	$4.4	$4.4	$4.5	+(1.9)%
Income from operations	$13.8	$13.8	$12.9	+6.9%
Net income (loss) attributable to IDT	$7.5	$(2.5)	$13.1	$(5.6)
Adjusted EBITDA*	$18.7	$18.4	$16.3	+14.3%
~~Adjusted EBITDA* less CAPEX***~~	~~$14.0~~	~~$14.0~~	~~$12.1~~	~~+16.3%~~
~~Net income (loss) attributable to IDT~~	~~$7.5~~	~~$(2.5)~~	~~$13.1~~	~~$(5.6)~~
Earnings (loss) per diluted share	$0.28	$(0.10)	$0.51	$(0.23)
Non-GAAP net income (loss)*	$8.8	$(2.0)	$12.7	$(3.9)
Non-GAAP earnings (loss) per share*	$0.33	$(0.08)	$0.49	$(0.16)

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RESULTS BY SEGMENT

(Results are for 2Q22 and are compared to 2Q21 except where otherwise noted)

(in millions)	Fintech			net2phone-UCaaS			Traditional Communications		
	2Q22	1Q22	2Q21	2Q22	1Q22	2Q21	2Q22	1Q22	2Q21
Revenue	$23.1	$22.6	$18.5	$13.5	$12.9	$10.9	$300.4	$334.6	$310.4
Direct cost of revenue	$7.3	$7.2	$6.5	$2.4	$2.5	$2.0	$247.6	$281.9	$260.7
~~Revenue less direct cost of revenue~~	~~$15.8~~	~~$15.3~~	~~$12.0~~	~~$11.1~~	~~$10.4~~	~~$8.8~~	~~$52.8~~	~~$52.7~~	~~$49.8~~
SG&A expense	$15.3	$14.8	$11.8	$13.0	$13.3	$11.2	$30.4	$30.0	$29.3
(Loss) income from operations	$(0.2)	$0.0	$(0.2)	$(2.9)	$(4.2)	$(3.7)	$19.9	$20.1	$19.1
Adjusted EBITDA*	$0.4	$0.5	$0.2	$(1.9)	$(2.9)	$(2.4)	$22.4	$22.7	$20.5
Capital expenditures	$1.3	$1.2	$1.2	$1.3	$1.3	$1.2	$2.0	$1.8	$1.8
~~Adjusted EBITDA* less CAPEX***~~	~~$(0.8)~~	~~$(0.7)~~	~~$(1.0)~~	~~$(3.2)~~	~~$(4.2)~~	~~$(3.6)~~	~~$20.3~~	~~$20.9~~	~~$18.6~~

Fintech

Fintech comprises National Retail Solutions (NRS), an operator of a nationwide Point-Of-Sale (POS) retail network providing merchant services, digital advertising, transaction data, and ancillary services, and BOSS Revolution Money Transfer, a provider of international money remittances.

In 2Q22 and 2Q21, the Fintech segment accounted for 6.8% and 5.4% of IDT's consolidated revenue~~ and 19.8% and 17.0% of IDT's consolidated revenue-less-direct-cost-of-revenue~~, respectively.

Revenue $ in thousands	2Q22	1Q22	2Q21		2Q22 -2Q21 change %
POS terminals, active – end of period	16,500	15,100	12,000		37%
Payment processing accounts – end of period	8,000	6,800	3,900		105%
NRS recurring revenue					
Merchant services and other	$3,810	$3,112	$1,561		+144%
Advertising & data	3,901	4,306	1,819		+114%
SaaS fees	1,318	1,187	757		+74%
Total recurring revenue	**$9,029**	**$8,605**	**$4,137**		**+118%**
POS terminal sales	1,591	1,467	1,081		+47%
Total NRS revenue	**$10,620**	**$10,072**	**$5,218**		**+104%**
Monthly average recurring revenue per terminal (excl. POS terminal sales revenue)***	$190	$196	$119		+59%

NRS Revenue and KPIs:

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- As of January 31, 2022, NRS' POS terminal network comprised approximately 16,500 active POS terminals, an increase of 37% compared to a year earlier, and approximately 8,000 payment processing accounts, an increase of 105%.
- NRS revenue increased 104% to $10.6 million from $5.2 million and recurring revenue increased by 118% to $9.0 million from $4.1 million. The increases were driven by the expansion of the NRS POS and payment processing networks and increased merchant services and digital-out-of-home (DOOH) advertising & data sales.
- NRS monthly average recurring revenue per terminal increased to $190 from $119.
- During 2Q22, NRS launched its eWIC processing service, enabling independent retailers to accept and process WIC benefits in electronic format.

Money Transfer Take-Aways:

- Transactions increased 21% to 2.20 million from 1.83 million in the year-ago period.
- Revenue decreased 6% to $12.5 million from $13.3 million in 2Q21. Excluding the impact of previously disclosed foreign exchange market conditions that positively affected comparative 2Q21results, transactions would have increased 36% and revenue would have increased 48%.
- BOSS Money continued to expand its global payments network by opening remittance services to Jamaica, Togo, and Sierra Leone. BOSS Money now offers remittances from the US to 50 countries via 1,250 payers at over 328,000 locations worldwide.

net2phone-UCaaS

In 2Q22 and 2Q21, the net2phone-UCaaS segment accounted for 4.0% and 3.2% of IDT's consolidated revenue ~~and 14.0% and 12.5% of IDT's consolidated revenue less direct cost of revenue~~, respectively.

net2phone-UCaaS Takeaways:

- Total seats served increased 35% to 258,000 at January 31, 2022, from 190,000 a year earlier.
- Subscription revenue*** increased 32% to $12.5 million from $9.5 million, led by strong growth in both net2phone's South and North American regions.
- ~~Subscription revenue less direct cost of revenue as a percentage of subscription revenue decreased slightly to 85.5% from 86.0% in 2Q21.~~
- During 2Q22, net2phone announced a strategic partnership with Avant, a leading distributor for next generation technologies.

Traditional Communications

In 2Q22 and 2Q21, the Traditional Communications segment accounted for 89.1% and 91.4% of IDT's consolidated revenue ~~and 66.2% and 70.4% of IDT's consolidated revenue less direct cost of revenue~~, respectively.

Traditional Communications Takeaways:

- Mobile Top-Up revenue increased 20.4% to $116.2 million from $96.6 million, primarily as a result of an increase in B2B sales resulting from a wholesale market opportunity that began during 3Q21 and has subsequently narrowed considerably. Sales via the direct-to-consumer channel continued to increase, partially offset by a decrease in sales via the retail channel.

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- BOSS Revolution Calling revenue decreased 12.2% to $100.0 million from $113.9 million while minutes-of-use decreased 15.5% compared to the year-ago quarter. The rates of decline were higher than in recent quarters as the increased demand associated with the COVID pandemic diminished.
- IDT Global carrier services revenue decreased 16.1% to $73.1 million from $87.2 million reflecting a 30.3% decrease in minutes-of-use partially offset by an increase in revenue per minute.
- ~~Traditional Communications revenue-less-direct-cost-of-revenue increased 6.2% to $52.8 million from $49.8 million reflecting the increase in mobile top-up revenue and increased margins from all three of Traditional Communications' primary business lines.~~
- ~~Traditional Communications' Adjusted EBITDA* less CAPEX** increased 9.2% to $20.3 million from $18.6 million.~~

NOTES ON FINANCIAL STATEMENTS

Consolidated results for all periods presented include corporate overhead. Corporate G&A expense increased to $2.3 million in 2Q22 from $2.0 million in 2Q21.

As of January 31, 2022, IDT held $148.3 million in cash, cash equivalents, debt securities, and current equity investments. Current assets totaled $387.0 million and current liabilities totaled $327.4 million.

Net cash provided by operating activities during 2Q22 was $17.5 million compared to $6.8 million during 2Q21. Exclusive of changes in customer deposit balances at our Gibraltar-based bank, net cash provided by operating activities during 2Q22 was $6.3 million compared to $17.4 million during 2Q21.

Capital expenditures increased to $4.6 million in 2Q22 from $4.3 million in 2Q21.

IDT EARNINGS ANNOUNCEMENT & SUPPLEMENTAL INFORMATION

This release is available for download in the "Investors & Media" section of the IDT Corporation website (https://www.idt.net/investors-and-media) and has been filed on a current report (Form 8-K) with the SEC.

IDT will host an earnings conference call beginning at 5:30 PM Eastern with management's discussion of results, outlook, and strategy followed by Q&A with investors. To listen to the call and participate in the Q&A, dial 1-888-506-0062 (toll-free from the US) or 1-973-528-0011 (international) and request the IDT Corporation call (participant access code: 897234).

A replay of the conference call will be available approximately three hours after the call concludes through March 14, 2022. To access the call replay, dial 1-877-481-4010 (toll-free from the US) or 1-919-882-2331 (international) and provide this replay number: 44495. The replay will also be accessible via streaming audio at the IDT investor relations website.

ABOUT IDT:

IDT Corporation (NYSE: IDT) is a global provider of fintech, cloud and traditional communications services. We make it easy for families to communicate and support each other across international borders. We also enable businesses to transact and communicate with their customers with enhanced intelligence and insight.

Our BOSS Money international remittance and BOSS Revolution international calling services make sending money and speaking with friends and family around the world convenient and reliable. National Retail Solutions' (NRS) point-of-sale retail network enables independent retailers to operate and process transactions more effectively while providing advertisers and consumer marketers with unprecedented reach into underserved

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consumer markets. net2phone's communications-as-a-service solutions provide businesses with intelligently integrated cloud communications and collaboration tools across channels and devices. Our IDT Global and IDT Express wholesale offerings enable communications service enterprises to provision and manage international voice and SMS services.

All statements above that are not purely about historical facts, including, but not limited to, those in which we use the words "believe," "anticipate," "expect," "plan," "intend," "estimate," "target" and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors. Our filings with the SEC provide detailed information on such statements and risks and should be consulted along with this release. To the extent permitted under applicable law, IDT assumes no obligation to update any forward-looking statements.

CONTACT:

IDT Corporation Investor Relations
Bill Ulrey
william.ulrey@idt.net
973-438-3838

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IDT CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 31, 2022	July 31, 2021
	(Unaudited)	
	(in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 104,268	$ 107,147
Restricted cash and cash equivalents	116,284	119,769
Debt securities	15,490	14,012
Equity investments	28,494	42,434
Trade accounts receivable, net of allowance for doubtful accounts of $4,896 at January 31, 2022 and $4,438 at July 31, 2021	53,247	46,644
Disbursement prefunding	29,226	27,656
Prepaid expenses	17,408	13,694
Other current assets	22,582	16,779
Total current assets	386,999	388,135
Property, plant, and equipment, net	31,639	30,829
Goodwill	15,081	14,897
Other intangibles, net	6,940	7,578
Equity investments	8,355	11,654
Operating lease right-of-use assets	7,100	7,671
Deferred income tax assets, net	39,539	41,502
Other assets	10,241	10,389
Total assets	$ 505,894	$ 512,655
Liabilities and equity		
Current liabilities:		
Trade accounts payable	$ 23,800	$ 24,502
Accrued expenses	122,372	129,085
Deferred revenue	40,592	42,293
Customer deposits	109,862	115,524
Other current liabilities	30,744	27,930
Total current liabilities	327,370	339,334
Operating lease liabilities	5,014	5,473
Other liabilities	467	1,234
Total liabilities	332,851	346,041
Commitments and contingencies		
Redeemable noncontrolling interest	10,063	—
Equity:		
IDT Corporation stockholders' equity:		
Preferred stock, $.01 par value; authorized shares—10,000; no shares issued	—	—
Class A common stock, $.01 par value; authorized shares—35,000; 3,272 shares issued and 1,574 shares outstanding at January 31, 2022 and July 31, 2021	33	33
Class B common stock, $.01 par value; authorized shares—200,000; 26,684 and 26,379 shares issued and 24,292 and 24,187 shares outstanding at January 31, 2022 and July 31, 2021, respectively	267	264
Additional paid-in capital	278,613	278,021
Treasury stock, at cost, consisting of 1,698 and 1,698 shares of Class A common stock and 2,392 and 2,192 shares of Class B common stock at January 31, 2022 and July 31, 2021, respectively	(69,387)	(60,413)
Accumulated other comprehensive loss	(11,088)	(10,183)
Accumulated deficit	(37,843)	(42,858)
Total IDT Corporation stockholders' equity	160,595	164,864
Noncontrolling interests	2,385	1,750
Total equity	162,980	166,614
Total liabilities and equity	$ 505,894	$ 512,655

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IDT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2022	2021	2022	2021
	(in thousands, except per share data)			
Revenues	$ 337,058	$ 339,766	$ 707,141	$ 683,191
Costs and expenses:				
Direct cost of revenues (exclusive of depreciation and amortization)	257,325	269,145	548,950	542,319
Selling, general and administrative (i)	61,070	54,298	121,177	106,442
Depreciation and amortization	4,378	4,464	8,825	8,956
Severance	29	143	67	255
Total costs and expenses	322,802	328,050	679,019	657,972
Other operating (expense) gain, net	(442)	1,207	(530)	955
Income from operations	13,814	12,923	27,592	26,174
Interest income, net	119	139	132	98
Other (expense) income, net	(2,949)	3,170	(19,165)	1,792
Income before income taxes	10,984	16,232	8,559	28,064
Provision for income taxes	(2,734)	(3,027)	(2,648)	(6,444)
Net income	8,250	13,205	5,911	21,620
Net (income) attributable to noncontrolling interests	(763)	(97)	(896)	(224)
Net income attributable to IDT Corporation	$ 7,487	$ 13,108	$ 5,015	$ 21,396
Earnings per share attributable to IDT Corporation common stockholders:				
Basic	$ 0.29	$ 0.52	$ 0.20	$ 0.84
Diluted	$ 0.28	$ 0.51	$ 0.19	$ 0.83
Weighted-average number of shares used in calculation of earnings per share:				
Basic	25,652	25,362	25,609	25,448
Diluted	26,542	25,713	26,580	25,787
(i) Stock-based compensation included in selling, general and administrative expenses	$ 310	$ 434	$ 595	$ 940

8

IDT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended January 31,	
	2022	2021
	(in thousands)	
Operating activities		
Net income	$ 5,911	$ 21,620
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	8,825	8,956
Deferred income taxes	1,683	5,881
Provision for doubtful accounts receivable	1,289	1,069
Net unrealized loss (gain) from marketable securities	16,242	(286)
Stock-based compensation	595	940
Other	2,850	269
Change in assets and liabilities:		
Trade accounts receivable	(8,045)	(7,330)
Disbursement prefunding, prepaid expenses, other current assets, and other assets	(8,551)	4,965
Trade accounts payable, accrued expenses, other current liabilities, and other liabilities	(6,313)	1,631
Customer deposits at IDT Financial Services Limited (Gibraltar-based bank)	(1,862)	(11,136)
Deferred revenue	(960)	(968)
Net cash provided by operating activities	11,664	25,611
Investing activities		
Capital expenditures	(8,991)	(8,825)
Purchase of convertible preferred stock in equity method investment	(1,051)	—
Payments for acquisitions, net of cash acquired	(100)	(2,388)
Purchase of Rafael Holdings, Inc. Class B common stock and warrant	—	(5,000)
Purchases of debt securities and equity investments	(10,825)	(34,436)
Proceeds from maturities and sales of debt securities and redemptions of equity investments	6,068	11,575
Net cash used in investing activities	(14,899)	(39,074)
Financing activities		
Distributions to noncontrolling interests	(198)	(418)
Proceeds from other liabilities	2,301	—
Repayment of other liabilities.	(1,291)	(56)
Proceeds from borrowings under revolving credit facility	2,488	—
Repayment of borrowings under revolving credit facility.	(2,488)	—
Proceeds from sale of redeemable equity in subsidiary	10,000	—
Proceeds from exercise of stock options	—	686
Repurchases of Class B common stock	(8,974)	(4,192)
Net cash provided by (used in) financing activities	1,838	(3,980)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash and cash equivalents	(4,967)	5,560
Net decrease in cash, cash equivalents, and restricted cash and cash equivalents	(6,364)	(11,883)
Cash, cash equivalents, and restricted cash and cash equivalents at beginning of period	226,916	201,222
Cash, cash equivalents, and restricted cash and cash equivalents at end of period	$ 220,552	$ 189,339
Supplemental schedule of non-cash investing and financing activities		
Liabilities incurred for acquisition	$ —	$ 393

9

Reconciliation of Non-GAAP Financial Measures for the Second Quarter Fiscal 2022 and 2021

In addition to disclosing financial results that are determined in accordance with generally accepted accounting principles in the United States of America (GAAP), IDT also disclosed, for 2Q22, 1Q21, and 2Q21, Adjusted EBITDA, non-GAAP net income (loss), non-GAAP earnings per diluted share (EPS), and non-GAAP loss per share, all of which are non-GAAP measures. Generally, a non-GAAP measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.

IDT's measure of Adjusted EBITDA consists of revenue less direct cost of revenues and selling, general and administrative expense. Another way of calculating Adjusted EBITDA is to start with income (loss) from operations, add depreciation and amortization, severance expense, and other operating expense, and deduct other operating gains.

IDT's measure of non-GAAP net income (loss) starts with net income (loss) in accordance with GAAP and adds severance expense, stock-based compensation, and other operating expense, and deducts other operating gains.

These additions and subtractions are non-cash and/or non-routine items in the relevant fiscal 2022 and fiscal 2021 periods.

IDT's measures of non-GAAP EPS and non-GAAP loss per share are calculated by dividing non-GAAP net income (loss) by the diluted weighted-average shares.

Management believes that IDT's Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share are measures which provide useful information to both management and investors by excluding certain expenses and non-routine gains and losses that may not be indicative of IDT's or the relevant segment's core operating results. Management uses Adjusted EBITDA, among other measures, as a relevant indicator of core operational strengths in its financial and operational decision making. In addition, management uses Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share to evaluate operating performance in relation to IDT's competitors. Disclosure of these financial measures may be useful to investors in evaluating performance and allows for greater transparency to the underlying supplemental information used by management in its financial and operational decision-making. In addition, IDT has historically reported similar financial measures and believes such measures are commonly used by readers of financial information in assessing performance, therefore the inclusion of comparative numbers provides consistency in financial reporting.

Management refers to Adjusted EBITDA, as well as the GAAP measures income (loss) from operations and net income (loss), on a segment and/or consolidated level to facilitate internal and external comparisons to the segments' and IDT's historical operating results, in making operating decisions, for budget and planning purposes, and to form the basis upon which management is compensated.

While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or capitalized in prior periods. IDT's Adjusted EBITDA, which is exclusive of depreciation and amortization, is a useful indicator of its current performance.

Severance expense is excluded from the calculation of Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share. Severance expense is reflective of decisions made by management in each period regarding the aspects of IDT's and its segments' businesses to be focused on

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in light of changing market realities and other factors. While there may be similar charges in other periods, the nature and magnitude of these charges can fluctuate markedly and do not reflect the performance of IDT's core and continuing operations.

Other operating (expense) gain, net, which is a component of income (loss) from operations, is excluded from the calculation of Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share. Other operating (expense) gain, net includes legal fees net of insurance claims related to Straight Path Communications Inc.'s stockholders' putative class action and derivative complaint, expense for the indemnification of a net2phone cable telephony customer related to patent infringement claims brought against the customer, a gain from the write-off of a contingent consideration liability, expense for other legal and regulatory matters, and a gain from the sale of IDT's rights under a class action lawsuit. From time-to-time, IDT may have gains or incur costs related to non-routine legal and regulatory matters, however, these various items generally do not occur each quarter. IDT believes the gain and losses from these non-routine matters are not components of IDT's or the relevant segment's core operating results.

The other calculation of Adjusted EBITDA consists of revenue less direct cost of revenues and selling, general and administrative expense. As the other excluded items are not reflected in this calculation, they are excluded automatically and there is no need to make additional adjustments. This calculation results in the same Adjusted EBITDA amount and its utility and significance is as explained above.

Stock-based compensation recognized by IDT and other companies may not be comparable because of the variety of types of awards as well as the various valuation methodologies and subjective assumptions that are permitted under GAAP. Stock-based compensation is excluded from IDT's calculation of non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share because management believes this allows investors to make more meaningful comparisons of the operating results per share of IDT's core business with the results of other companies. However, stock-based compensation will continue to be a significant expense for IDT for the foreseeable future and an important part of employees' compensation that impacts their performance.

Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share should be considered in addition to, not as a substitute for, or superior to, income (loss) from operations, cash flow from operating activities, net income (loss), basic and diluted earnings per share or other measures of liquidity and financial performance prepared in accordance with GAAP. In addition, IDT's measurements of Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share may not be comparable to similarly titled measures reported by other companies.

Following are reconciliations of Adjusted EBITDA, non-GAAP net income (loss), non-GAAP EPS, and non-GAAP loss per share to the most directly comparable GAAP measure, which are, (a) for Adjusted EBITDA, income (loss) from operations for IDT's reportable segments and net income (loss) for IDT on a consolidated basis, (b) for non-GAAP net income (loss), net income (loss), and (c) for non-GAAP EPS and non-GAAP loss per share, diluted earnings (loss) per share.

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IDT Corporation
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(unaudited) in millions. Figures may not foot or cross-foot due to rounding to millions

	Total IDT Corporation	Traditional Communications	net2phone-UCaaS	Fintech	Corporate
Three Months Ended January 31, 2022 (2Q22)					
Adjusted EBITDA	$ 18.7	$ 22.4	$ (1.9)	$ 0.4	$ (2.3)
Subtract (Add):					
Depreciation and amortization	4.4	2.5	1.3	0.6	—
Severance expense	—	—	—	—	—
Other operating expense (gain), net	0.4	—	(0.3)	—	0.7
Income (loss) from operations	13.8	$ 19.9	$ (2.9)	$ (0.2)	$ (3.0)
Interest income, net	0.1				
Other expense, net	(2.9)				
Income before income taxes	11.0				
Provision for income taxes	(2.7)				
Net income	8.3				
Net income attributable to noncontrolling interests	(0.8)				
Net income attributable to IDT Corporation	$ 7.5				

	Total IDT Corporation	Traditional Communications	net2phone-UCaaS	Fintech	Corporate
Three Months Ended October 31, 2021 (1Q22)					
Adjusted EBITDA	$ 18.4	$ 22.7	$ (2.9)	$ 0.5	$ (2.0)
Subtract:					
Depreciation and amortization	4.4	2.5	1.3	0.6	—
Severance expense	—	—	—	—	—
Other operating expense, net	0.1	—	—	—	0.1
Income (loss) from operations	13.8	$ 20.1	$ (4.2)	$ —	$ (2.1)
Interest income, net	—				
Other expense, net	(16.2)				
Loss before income taxes	(2.4)				
Benefit from income taxes	0.1				
Net loss	(2.3)				
Net income attributable to noncontrolling interests	(0.2)				
Net loss attributable to IDT Corporation	$ (2.5)				

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IDT Corporation
Reconciliation of Adjusted EBITDA to Net Income
(unaudited) in millions. Figures may not foot or cross-foot due to rounding to millions.

Three Months Ended January 31, 2021 (2Q21)	Total IDT Corporation	Traditional Communications	net2phone-UCaaS	Fintech	Corporate
Adjusted EBITDA	$ 16.3	$ 20.5	$ (2.4)	$ 0.2	$ (2.0)
Subtract (Add):					
Depreciation and amortization	4.5	2.8	1.2	0.4	—
Severance expense	0.1	0.1	—	—	—
Other operating (gain) expense, net	(1.2)	(1.6)	0.1	—	0.3
Income (loss) from operations	12.9	$ 19.1	$ (3.7)	$ (0.2)	$ (2.3)
Interest income, net	0.1				
Other income, net	3.2				
Income before income taxes	16.2				
Provision for income taxes	(3.0)				
Net income	13.2				
Net income attributable to noncontrolling interests	(0.1)				
Net income attributable to IDT Corporation	$ 13.1				

13

IDT Corporation
Reconciliation of Net Income (Loss) to Adjusted EBITDA
(unaudited) in millions. Figures may not foot or cross-foot due to rounding to millions

Three Months Ended January 31, 2022 (2Q22)	Total IDT Corporation	Traditional Communica-tions	net2phone-UCaaS	Fintech	Corporate
Net income attributable to IDT Corporation	$ 7.5				
Adjustments:					
Net income attributable to noncontrolling interests	0.8				
Net income	8.3				
Provision for income taxes	2.7				
Income before income taxes	11.0				
Interest income, net	(0.1)				
Other expense, net	2.9				
Income (loss) from operations	13.8	$ 19.9	$ (2.9)	$ (0.2)	$ (3.0)
Depreciation and amortization	4.4	2.5	1.3	0.6	-
Severance expense	-	-	-	-	-
Other operating expense (gain), net	0.4	-	(0.3)	-	0.7
Adjusted EBITDA	$ 18.7	$ 22.4	$ (1.9)	$ 0.4	$ (2.3)

Three Months Ended October 31, 2021 (1Q22)	Total IDT Corporation	Traditional Communica-tions	net2phone-UCaaS	Fintech	Corporate
Net loss attributable to IDT Corporation	$ (2.5)				
Adjustments:					
Net income attributable to noncontrolling interests	0.2				
Net loss	(2.3)				
Benefit from income taxes	(0.1)				
Loss before income taxes	(2.4)				
Interest income, net	-				
Other expense, net	16.2				
Income (loss) from operations	13.8	$ 20.1	$ (4.2)	$ -	$ (2.1)
Depreciation and amortization	4.4	2.5	1.3	0.6	-
Severance expense	-	-	-	-	-
Other operating expense, net	0.1	-	-	-	0.1
Adjusted EBITDA	$ 18.4	$ 22.7	$ (2.9)	$ 0.5	$ (2.0)

14

IDT Corporation
Reconciliation of Net Income to Adjusted EBITDA
(unaudited) in millions. Figures may not foot or cross-foot due to rounding to millions.

	Total IDT Corporation	Traditional Communica-tions	net2phone-UCaaS	Fintech	Corporate
Three Months Ended January 31, 2021 (2Q21)					
Net income attributable to IDT Corporation	$ 13.1				
Adjustments:					
Net income attributable to noncontrolling interests	0.1				
Net income	13.2				
Provision for income taxes	3.0				
Income before income taxes	16.2				
Interest income, net	(0.1)				
Other income, net	(3.2)				
Income (loss) from operations	12.9	$ 19.1	$ (3.7)	$ (0.2)	$ (2.3)
Depreciation and amortization	4.5	2.8	1.2	0.4	-
Severance expense	0.1	0.1	-	-	-
Other operating (gain) expense, net	(1.2)	(1.6)	0.1	-	0.3
Adjusted EBITDA	$ 16.3	$ 20.5	$ (2.4)	$ 0.2	$ (2.0)

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IDT Corporation
Reconciliations of Net Income (Loss) to Non-GAAP Net Income (Loss) and Earnings (Loss) per share to Non-GAAP EPS or Non-GAAP Loss per share
(unaudited) in millions, except per share data. Figures may not foot due to rounding to millions.

	2Q22	1Q22	2Q21
Net income (loss)	$ 8.3	$ (2.3)	$ 13.2
Adjustments (add) subtract:			
Stock-based compensation	(0.3)	(0.3)	(0.4)
Severance expense	-	-	(0.1)
Other operating (expense) gain, net	(0.4)	(0.1)	1.2
Total adjustments	(0.7)	(0.4)	0.7
Income tax effect of total adjustments	(0.2)	(0.1)	(0.2)
	0.5	0.3	(0.5)
Non-GAAP net income (loss)	$ 8.8	$ (2.0)	$ 12.7
Earnings (loss) per share:			
Basic	$ 0.29	$ (0.10)	$ 0.52
Total adjustments	0.05	0.02	(0.02)
Non-GAAP - basic	$ 0.34	$ (0.08)	$ 0.50
Weighted-average number of shares used in calculation of basic earnings (loss) per share	25.7	25.6	25.4
Diluted	$ 0.28	$ (0.10)	$ 0.51
Total adjustments	0.05	0.02	(0.02)
Non-GAAP - diluted	$ 0.33	$ (0.08)	$ 0.49
Weighted-average number of shares used in calculation of diluted earnings (loss) per share	26.5	25.6	25.7

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Explanation of Key Performance Metrics

net2phone-UCaaS' cloud communications offering is priced on a per-seat basis. The number of seats served and subscription revenue trends and comparisons between periods are used in the analysis of net2phone-UCaaS' revenues and direct cost of revenues.

Beginning 2Q22, net2phone-UCaaS' subscription revenue no longer includes revenue generated by a legacy SIP trunking offering in Brazil, which will be included with other non-subscription offerings in total net2phone-UCaaS' revenue. Comparative information has been restated in all periods to conform to the current presentation. Following is a reconciliation of subscription revenue to the current standard:

(in millions)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22
Subscription revenue as previously reported	$9.1	$10.3	$10.9	$11.9	$12.5	$13.2
Less: Legacy SIP trunking revenue in Brazil	0.8	0.8	0.9	0.9	0.8	0.7
Subscription revenue restated	$8.3	$9.5	$10.0	$11.0	$11.7	$12.5

~~Revenue less direct cost of revenue as a percentage of revenue is a financial metric that measures changes in our revenue relative to changes in direct cost of revenue during the same period. Revenue and direct cost of revenue in this metric are from IDT's consolidated statements of operations in accordance with GAAP. Revenue less direct cost of revenue as a percentage of revenue is a ratio in which revenue less direct cost of revenue is the numerator and revenue is the denominator. It is useful for monitoring trends in the generation of revenue as well as for evaluating the net contribution of IDT's revenue.~~

~~Adjusted EBITDA less CAPEX is also a financial metric, which is calculated by deriving Adjusted EBITDA as described above and subtracting capital expenditures in accordance with GAAP as reported in the consolidated statements of cash flows. Management uses Adjusted EBITDA less CAPEX to evaluate the level of capital investment needed to support operations, and as a reasonable proxy for the cash generated by IDT's businesses. Because IDT's capital expenditures reflect an allocation of capital for longer-term growth, IDT seeks to strike an appropriate balance between near-term and long-term financial performance as reflected in Adjusted EBITDA less CAPEX. IDT's measurement of Adjusted EBITDA less CAPEX may not be comparable to similarly titled measures reported by other companies.~~

Monthly Average Recurring Revenue per Terminal is also a financial metric. Monthly Average Recurring Revenue per Terminal is calculated by dividing NRS' revenue in accordance with GAAP during a period, excluding revenue from POS terminal sales, by the average number of active POS terminals during the period. The result is divided by three when the period is a fiscal quarter. The average number of active POS terminals is calculated by adding the beginning and ending number of active POS terminals during the period and dividing by two. Monthly Average Recurring Revenue per Terminal is useful for comparisons of NRS' revenue per customer to prior periods and to competitors and others in the market, as well as for forecasting future revenue from the customer base.

17

Supplemental Information

* Throughout this release, Adjusted EBITDA, Non-GAAP net income (loss) and Non-GAAP earnings (loss) per share are Non-GAAP measures intended to provide useful information that supplements IDT's or the relevant segment's results in accordance with GAAP. Please refer to the Reconciliation of Non-GAAP Financial Measures earlier in this release for an explanation of these terms and their respective reconciliations to the most directly comparable GAAP measure.

** net2phone subscription revenue is a key performance metric and no longer includes revenue generated by a legacy SIP trunking offering in Brazil. Please refer to the Explanation of Key Performance Metrics on the preceding page of this release for an explanation of this metric and a reconciliation of subscription revenue in prior periods to the current standard.

*** ~~Throughout this release, revenue less direct cost of revenue as a percentage of revenue, Adjusted EBITDA* less CAPEX, and~~ Monthly Average Recurring Revenue per Terminal ~~are~~ is a key performance metric~~s~~. Please refer to the Explanation of Key Performance Metrics on the preceding page of this release for an explanation of ~~these~~ this metric~~s~~.

# # #

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